NO ACT

PE
2-9-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



11007294

February 9, 2011

Act: 1934
Section:
Rule: 14e-1(a) & 14d-7(a)(1)
Public Availability: February 9, 2011

Via Facsimile and U.S. Mail

Joshua N. Korff
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

Re: **Partial Cash Tender Offer for Shares of Patni Computer Systems Limited**

Dear Mr. Korff:

We are responding to your letter dated February 9, 2011 addressed to Michele Anderson, Christina Chalk and Mellissa Duru, as supplemented by telephone conversations with the staff. We attach a copy of your letter to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter of February 9, 2011 unless otherwise noted.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants exemptions from the following provisions:

- Rule 14e-1(a) under the Exchange Act. The exemption from Rule 14e-1(a) is granted to permit Purchaser to make a tender offer that will remain open for only 20 calendar days, in accordance with applicable Indian law and regulations. In granting this relief, we note your representation that Indian Takeover Regulations require the tender offer to remain open for a fixed period of 20 calendar days, which cannot be reduced or increased. We also note that Purchaser will provide a 10-day period from the date of the mailing of the offer materials to shareholders and the commencement of the 20-calendar day offering period, consistent with Indian market practice; and

- Rule 14d-7(a)(1) under the Exchange Act. The exemption from Rule 14d-7(a)(1) is granted to permit Purchaser to provide withdrawal rights in the tender offer only until three working days before the expiration of the offer, in accordance with Indian Takeover Regulations. In granting this relief, we note that this limitation on withdrawal rights in the tender offer will apply only to holders of Patni Shares who hold in direct share form; holders of Patni's Unrestricted ADSs will be permitted to withdraw tendered ADSs at any time before the underlying shares are tendered by the depositary, which will occur immediately before expiration of the Open Offer.

In addition, based on the representations in your letter dated February 9, 2011, as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act if Purchaser makes payment as soon as practicable after the expiration of the Open Offer and in any case, within 15 calendar days after expiration, in accordance with Indian Takeover Regulations. In this regard, we note that payment to shareholders not resident in India must be approved by the Reserve Bank of India, which may cause a delay in payment to those shareholders as compared to shareholders in India. In order to treat all tendering shareholders equally, Purchaser intends to make payment to all shareholders who tender into the Open Offer at the same time, after payment to tendering shareholders not resident in India is approved by the Reserve Bank of India. We also note your representation that payment will not be delayed beyond 15 calendar days, but will occur as soon as practicable following the expiration of the Open Offer.

The foregoing exemptions and no-action position are based solely on the representations and the facts presented in your letter dated February 9, 2011, as supplemented by telephone conversations with the staff of the Division of Corporation Finance. The relief provided above is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your letter.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and Section 14(e) of the Securities Exchange Act of 1934, and Rule 10b-5 under the Exchange Act. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in this transaction. The Division of Corporation Finance expresses no view with respect to any other questions the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

Sincerely,

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,



Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

Citigroup Center
153 East 53rd Street
New York, New York 10022-4611

(212) 446-4800

Facsimile:
(212) 446-4900

www.kirkland.com

February 9, 2011

U.S. SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549
ATTENTION:
MICHELE M. ANDERSON, CHIEF
CHRISTINA E. CHALK, SENIOR SPECIAL COUNSEL
MELLISSA C. DURU, SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
DIVISION OF CORPORATION FINANCE

Re: Partial Tender Offer for Shares of Patni Computer Systems Limited

Dear Mss. Anderson, Chalk and Duru:

We are writing on behalf of Pan-Asia iGATE Solutions, a company incorporated under the laws of Mauritius, and iGATE Global Solutions Limited, a company organized under the laws of India (collectively, the "**Purchaser**"), along with the Purchaser's parent company, iGATE Corporation, a Pennsylvania corporation, to request exemptive relief from the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") and to confirm that the Staff will not recommend that the Commission take enforcement action in respect of certain rules under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), by reason of a mandatory cash tender offer, referred to as a public offer under Indian law[1] (the "**Open Offer**"), to purchase shares of Patni Computer Systems Limited, a public limited company organized under the laws of India ("**Patni**").

Regulations 10, 12, 14 and 21 under the (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (as amended, the "**Takeover Regulations**") of the Securities and Exchange Board of India ("**SEBI**") require that a mandatory tender offer for at least 20% of the outstanding shares including instruments convertible into shares within a period of 15 calendar days of the closing of the Open Offer (the "**Outstanding Shares**") be made by a person upon such person owning 15% or more of the outstanding shares of a listed company in India or control over a listed company in India. On January 10, 2010, the Purchaser entered into Purchase Agreements (defined below) with a number of other shareholders of Patni, and upon doing so it became obligated to make the Open Offer.

[1] The statements in this letter as to matters of Indian law have been made on the basis of advice provided by Khaitan & Co., an Indian law firm.

Background Concerning Patni

Patni is a global provider of information technology services and business solutions, servicing Global 2000 clients. Patni offers to its customers application development and maintenance solutions, enterprise software and systems integration services, business and technology consulting, product engineering services, infrastructure management services, customer interaction services and business process outsourcing, quality assurance and engineering services.

Patni's equity shares, par value of Rs. 2 each (the "**Shares**"), are listed and traded in India on the National Stock Exchange of India Limited and the Bombay Stock Exchange Limited. Patni is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act and files annual reports on Form 20-F with, and furnishes reports on Form 6-K to, the Commission. American Depositary Shares (the "**Unrestricted ADSs**"), each representing two Shares, were issued by The Bank of New York Mellon, as depositary (the "**Depositary**"), under a Deposit Agreement dated as of December 7, 2005, among Patni, the Depositary (then known as The Bank of New York) and owners and beneficial owners of Unrestricted ADSs (the "**Deposit Agreement**"). The Unrestricted ADSs are listed and traded on the New York Stock Exchange.

According to Patni's shareholders list dated as of December 10, 2010 (the "**Shareholders List**"), Patni had 131,192,222 Shares outstanding, including Shares held by the following shareholders that are sellers under the Purchase Agreements (collectively, the "**Sellers**"):

Shareholder	Shares	Percentage
General Atlantic Mauritius Ltd. ("**GA Mauritius**")[(a)]	22,913,948	17.5
Narendra K. Patni[(b)]	20,697,998	15.8
Ashok K. Patni[(b)]	20,048,102	15.3
Gajendra K. Patni[(b)]	19,345,102	14.8

(a) Includes 20,161,867 Shares represented by American Depositary Shares issued under a "restricted" American Depositary Receipts facility established by GA Mauritius prior to the time Patni undertook its initial public offering in the United States (the "**Restricted ADSs**").

(b) Includes, in the case of each individual, Shares held by such individual and his family members and entities controlled by them.

GA Mauritius owns an aggregate of 22,913,948 (or 17.5%) of the outstanding Shares (including 20,161,867 Shares represented by Restricted ADSs). GA Mauritius, while legally a Mauritius company, is an investment vehicle with significant indirect U.S. beneficial ownership (although its direct shareholder is a Bermuda limited partnership and that partnership includes limited partners that are not U.S. persons) and thus may be deemed a "security holder resident in the United States" within the meaning of Instruction 2 of Rule 14d-1 under the Exchange Act ("**Instruction 2**"). Mr. Narendra K. Patni owns an aggregate of 20,697,998 (or 15.8%) of the outstanding Shares. Mr. Narendra K. Patni is a U.S. citizen and a resident of the United States and thus Mr. Narendra K. Patni is a U.S. holder within the meaning of Instruction 2.[2] Messrs. Ashok K. Patni and Gajendra K. Patni own 20,048,102 (or 15.5%) and 19,345,102 (or 15.0%) of the outstanding Shares, respectively. Messrs. Ashok K. Patni and Gajendra K. Patni are not U.S. citizens and not residents of the United States and therefore, are not U.S. holders within the meaning of Instruction 2.[3]

As of December 31, 2010, the Depositary for the Unrestricted ADS program held 17,232,376 of the outstanding Shares (excluding Shares that it held for the account of GA Mauritius's restricted ADS program). According to the latest available list of institutional holders[4] of Unrestricted ADSs dated as of December 31, 2010, approximately 929,575 of the Unrestricted ADSs (representing 1,859,150 of the outstanding Shares) were registered in the names of institutional holders with addresses outside the U.S. and thus Purchaser has assumed such holders to be non-U.S. holders within the meaning of Instruction 2. Assuming that these non-U.S. holders held Unrestricted ADSs as of December 10, 2010, U.S. holders would have held indirectly (through their beneficial ownership of Unrestricted ADSs) approximately 15,373,226 (or approximately 11.7%) of the outstanding Shares.

The Shareholders List discloses a total of 47,668 shareholders, most of which are Indian retail investors. A review of the individual holders on the Shareholders List revealed that 17,307 (or 0.01%) of the outstanding Shares were held by individuals with U.S. addresses, and Purchaser has assumed such holders to be U.S. holders within the meaning of Instruction 2. For purposes of Purchaser's calculations of the level of U.S. ownership of the Shares, Purchaser has assumed that Shares registered to holders with addresses outside of the United States are held by such holders for their own benefit and not for the account of persons residing in the United States.

The Shareholder List also discloses a number of institutional investors that, while listing an Indian address, might represent beneficial ownership of the Shares by a U.S. holder. At Patni's request, Ambit Financial Services, a leading Indian financial advisor and broker, conducted a beneficial ownership analysis of all significant institutional holders of Shares (defined in their analysis to be all holders of at least 0.25% of the Shares) to determine the number of Shares beneficially owned by U.S. holders as of December 10, 2010. Based on information that it was able to assemble in the time available, Ambit estimates that an additional 4,828,419 (or 3.68%) of the outstanding Shares were held by U.S. institutional holders.

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[2] Information about Mr. Narendra K. Patni is based on information provided to the Purchaser by Mr. Narendra K. Patni.

[3] Information about Messrs. Ashok K. Patni and Gajendra K. Patni is based on information provided to the Purchaser by Messrs. Ashok K. Patni and Gajendra K. Patni.

[4] We were unable to obtain a recent list of individual holders, and therefore cannot exclude the possibility that there are some non-U.S. individual holders of Unrestricted ADSs. We assume, however, that any such holdings would be *de minimis*.

Ambit then expanded its beneficial ownership analysis to aggregate the shareholding percentages of (i) GA Mauritius, (ii) Mr. Narendra K. Patni, (iii) U.S. holders of Unrestricted ADSs (based on the assumption regarding ownership as of December 10, 2010 as described above), (iv) U.S. individual holders and (v) U.S. institutional investors (based on the look-through analysis described above), and estimated that, if GA Mauritius is assumed to be a U.S. holder[5], the U.S. beneficial ownership of Shares (including Shares represented by ADSs) as of December 10, 2010 was an aggregate of approximately 63,830,898 (or approximately 48.7%) of the outstanding Shares. Accordingly, Patni does not appear to be eligible for the "Tier II" exemption under Rule 14d-1(d).

Purchase Agreements

The Purchaser has entered into definitive agreements (collectively, the "**Purchase Agreements**") with the Sellers to purchase Shares and Restricted ADSs representing an aggregate of approximately 63% of the outstanding Shares. The purchase consideration to the Sellers for the Shares was Rs. 503.50 per Share and for the Restricted ADSs was the U.S. dollar equivalent of Rs. 503.50 per Share underlying the Restricted ADSs converted in accordance with the Reserve Bank of India reference exchange rate as of the date of the Purchase Agreements.

As a result of restrictions under Indian law, the Purchaser will not be able to complete its purchase of Shares and Restricted ADSs under the Purchase Agreements until after the closing of the Open Offer.[6] With respect to the Purchase Agreements for the Shares, the payment per Share in the Open Offer will be at least equal to the payment per Share in the Purchase Agreements. As explained below, the Open Offer will be for Shares only and not for ADSs. The payment per Restricted ADS in the applicable Purchase Agreement was matched to the U.S. dollar equivalent price per Share in the other Purchase Agreements and in the Open Offer, fixed as of the time immediately prior to the execution of that Purchase Agreement. The U.S. dollar equivalent price was fixed immediately prior to the execution of the Purchase Agreement for the Restricted ADSs to ensure that the purchase price in U.S. dollars for the Restricted ADSs would match the purchase price for the Shares in the other Purchase Agreements and in the Open Offer as much as possible.[7]

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[5] If GA Mauritius is deemed not to be a U.S. holder, the percentage U.S. ownership is reduced to approximately 31.5%.

[6] The sellers under the Purchase Agreements may agree to take steps to appoint a representative of the Purchaser to the Board of Directors of Patni after the Open Offer has been commenced and the purchase price for all shares to be acquired in the Open Offer has been placed into escrow, in accordance with a specific provision of the Takeover Regulations, and all requisite antitrust clearances have been received.

[7] Indian law requires the Open Offer to be denominated in Indian rupees. Indian law permitted the parties to agree to a U.S. dollar-denominated purchase price for the Restricted ADSs. Indian legal counsel advised that in their judgment if the parties so agreed then the U.S. dollar equivalent price for the Restricted ADSs should be set as of the signing of the Purchase Agreement. Because the Reserve Bank of India reference exchange rate for Indian rupees and U.S. dollars is likely to

The completion of the purchase of Shares and Restricted ADSs under the Purchase Agreements is not conditioned on the closing or the number of Shares tendered in the Open Offer. The Purchase Agreements will also not be terminable by the seller if a higher offer is made by another person.

Offer Procedures under the Indian Takeover Regulations

Indian counsel has advised that, as a direct consequence of entering into the Purchase Agreements, the Purchaser will be required, under the Takeover Regulations, to make a mandatory Open Offer to the remaining shareholders of Patni to acquire up to 20.0% of the total Outstanding Shares, at a price per share being the higher of the price it will pay under the Purchase Agreements and the market based formula price determined in accordance with Regulation 20(4) under the Takeover Regulations.

The Open Offer will be structured as a single offer made worldwide, including in the United States. In the event that holders tender a number of Shares greater than 20.0% of the Outstanding Shares, the Purchaser will purchase tendered Shares on a pro rata basis (and the total number of tendered Shares purchased in the Open Offer will not exceed 20.0% of the Outstanding Shares). The pro rata determination will be made as a single determination applicable to all tendered Shares, including tendered Shares represented by Unrestricted ADSs. There is no requirement that a minimum number of Shares be tendered.

All purchases pursuant to the Open Offer will be paid for in Indian rupees. Payment of consideration for Unrestricted ADSs purchased pursuant to the Open Offer will be made to the custodian for the Depositary (the "**ADS Custodian**") and will be converted into U.S. dollars in accordance with the procedures set forth in the Deposit Agreement, and transferred to the Depositary. Holders of Shares underlying Unrestricted ADSs that are accepted for tender will receive payment from the Depositary under the Depositary's standard procedures for distributing payments to holders of Unrestricted ADS.

Shares which are not underlying Unrestricted ADSs, whether in physical form or book-entry form, must be tendered to the registrar to the Open Offer (the "**Registrar**"). Physically certificated shares must be sent to the Registrar in order to be tendered. Excluding Unrestricted ADSs, Shares in book-entry form that are tendered will be held in an escrow account maintained by the Registrar (the "**Registrar Escrow Account**"). Holders of Shares which are not underlying Unrestricted ADSs must deliver appropriate documentation to the Registrar to validly accept the Open Offer. In connection with the Open Offer, the Registrar will examine

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fluctuate from the date of the Purchase Agreements, the date of the completion of the Open Offer and the later date of the closing of the transactions contemplated by the Purchase Agreements, the U.S. dollar-denominated purchase price for the Restricted ADSs may be either higher or lower than the U.S. dollar-equivalent value of the payment for Shares under the other Purchase Agreements and the Open Offer as of the respective payment dates for each. In addition, the net after-tax amount received by the Sellers pursuant to the Purchase Agreements and the holders tendering in the Open Offer may differ depending on the rate of Indian withholding applicable to such Sellers and holders.

the submitted documentation, maintain the Registrar Escrow Account, determine the Shares to be accepted subject to proration, if necessary, and return unaccepted shares.

Indian counsel has advised that the Takeover Regulations require that the Open Offer be for the Shares only, and that consequently holders of Unrestricted ADS are not permitted to directly tender Unrestricted ADSs, but must instead, if they wish to tender, withdraw the underlying Shares from the Unrestricted ADS facility and then tender such Shares. In addition, Indian counsel has advised that, in the present circumstances, Indian law prohibits the redeposit of Shares into the Unrestricted ADS facility. Because of the risk that the proration requirement could result in the cancellation of Unrestricted ADSs and non-acceptance of some of the tendered Shares, with no ability to redeposit such non-accepted shares back into the Unrestricted ADS facility, the Depositary will be establishing an escrow account (the "**ADS Escrow Account**") to temporarily hold and delay the conversion of provisionally tendered Unrestricted ADSs until the results of any prorationing can be determined.[8] The Depositary will convert Unrestricted ADSs in the ADS Escrow Account and tender the underlying Shares only to the extent permitted by the proration calculation, and will return all unconverted Unrestricted ADSs to their respective holders. No fees will be assessed for withdrawal of the underlying Shares to the holders of Unrestricted ADSs who tender through the Unrestricted ADS facility. Holders of Unrestricted ADSs must deliver appropriate documentation to the Depositary to validly accept the Open Offer. Instructions with respect to all of the foregoing will be provided to holders of Unrestricted ADSs in the Letter of Offer.

We are informed by Indian counsel that:

- The Open Offer will commence, for purposes of Indian law, with the formal public announcement of the Open Offer by the Purchaser in accordance with the Takeover Regulations.

- The Purchaser is required to make a formal public announcement of the Open Offer within four working days (a "working day" being any day that SEBI is open) of entering into the Purchase Agreements (the "**Public Announcement**").[9]

- Within 14 calendar days of the Public Announcement, the Purchaser will be required to submit a draft letter of offer for the Open Offer (the "**Letter of Offer**") to SEBI for review and comment by SEBI.[10]

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[8] The contemplated escrow account mechanics will be similar to depositary mechanics in the United States for ADSs.

[9] Because of disclosure obligations in both the U.S. and India, the Purchase Agreements and the consequence of the Open Offer will be announced promptly, and thus perhaps before the formal Public Announcement.

[10] It is typical for the SEBI comment letter (referred to in India as an "observation letter") in respect of a draft Letter of Offer to require that all comments from SEBI be incorporated into the final letter of offer prior to its distribution to shareholders.

- After the Letter of Offer is approved by SEBI, the Purchaser will be required to mail the Letter of Offer to all shareholders of Patni.[11] If there are delays in the SEBI review and approval process, the timeline outlined above would be commensurately delayed.

- The Purchaser will be required to select the date when the Open Offer will be open for shareholders to tender their Shares (including those represented by Unrestricted ADSs).[12] In accordance with market practice, the Purchaser will set this date no earlier than 10 calendar days after mailing, so as to afford shareholders at least 30 calendar days to consider their response to the Open Offer.

- Under the Takeover Regulations, the Open Offer must remain open for shareholders to accept and tender for a fixed period of 20 calendar days, which period generally cannot be reduced or increased.[13]

Indian counsel has advised us that, since the Open Offer is a statutorily mandated tender offer under Indian law, the Purchaser is prohibited from reducing the price offered or the number of Shares it will accept, and the Purchaser has informed us that it has no intention of increasing the price offered or the number of Shares it will accept during the Open Offer.

Discussion of Exemptive Relief Requested

As described above, Indian law requires that the Open Offer be made simultaneously to all shareholders of Patni throughout the world, including to holders of Shares and holders of Unrestricted ADSs resident in the United States. As the Purchaser will be unable to exclude U.S. residents from the Open Offer, the Open Offer will be subject to both the Takeover Regulations and the Exchange Act. Due to differences between relevant legal and regulatory requirements and customary tender offer practices in India and the United States, we request, on behalf of the Purchaser, exemptive relief and confirmation that the Staff will not recommend that the Commission take enforcement action with respect to certain of the Commission's regulations as described more fully below.

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[11] Regulation 22(3) under the Takeover Regulations requires that the Letter of Offer be mailed to all shareholders, including holders of Shares and Unrestricted ADSs (note that under Indian law, with respect to holders of Unrestricted ADSs, this requirement may be satisfied by mailing the Letter of Offer to a designated custodian, in this case the ADS Custodian) who are resident outside India, no later than 45 calendar days after the date of the Public Announcement.

[12] Regulation 22(4) under the Takeover Regulations requires that the Open Offer be open to tendering by shareholders no later than 55 calendar days after the date of the Public Announcement. We believe that the date selected should be deemed the "commencement date" for purposes of the Exchange Act.

[13] Regulation 25(7) under the Takeover Regulations. If there is a public announcement of a competitive bid, the offer period by the original acquirer can be extended to the last date of closure of the public offer under the last subsisting competitive bid such that both bids run simultaneously.

Minimum Period for a Tender Offer[14]

Rule 14e-1(a) under the Exchange Act provides that "... no person who makes a tender offer shall...hold such tender offer open for less than twenty business days from the date such tender offer is first published or sent to security holders... ." The Takeover Regulations require the Open Offer to remain open for acceptance for a fixed period of 20 calendar days, which cannot be reduced or increased. Accordingly, the Purchaser would be prohibited under Indian law from holding the Open Offer open for more than 20 calendar days. Absent exemptive relief, the Purchaser will face the choice of either violating the requirements of the Takeover Regulations or violating the requirements of Rule 14e-1(a).

We respectfully submit that the purpose of requiring a minimum period of 20 business days under Rule 14e-1(a) is not implicated in this situation but rather is adequately addressed by the combination of the Takeover Regulations' requirement that the Open Offer remain open for 20 calendar days and the market practice, which will be followed by the Purchaser, of providing at least a 10-day period from the mailing of the Letter of Offer to shareholders and the commencement of that 20-day period. Specifically:

- In accordance with the Takeover Regulations, the Purchaser must make the Public Announcement, a draft Letter of Offer must be sent to SEBI for review and comment and all comments of SEBI must be incorporated into the Letter of Offer before the Letter of Offer can be mailed to shareholders and the 20 calendar day period of the Open Offer can commence. In view of the time needed for SEBI to perform its review, the time between the date on which the purchase price (i.e., the key term of the Open Offer since it is an all-cash open public offer) and other material terms of the Open Offer are made publicly available and the time that the Open Offer expires will exceed 20 business days by a significant amount.

- The aggregate of the time from the mailing of the Letter of Offer to shareholders (which, in accordance with market practice, will be at least 10 calendar days) and the commencement of the 20-calendar day acceptance period will provide an approximate 20-business day period for shareholders to consider their response to the Open Offer. We believe this period for review and shareholder decision-making is consistent with the objectives of Rule 14e-1(a).

- The Purchaser will prepare and distribute to U.S. shareholders and holders of Unrestricted ADSs an offer to purchase meeting the requirements of Schedule TO and Rules 14d-3 and 14d-4 at the time the Letter of Offer is sent to shareholders. Between the Public Announcement and the mailing of these materials to shareholders, the Purchaser will communicate with

[14] The Staff has previously granted exemptive relief from Rule 14e-1(a) under the Exchange Act in a tender offer for an Indian company. See letter from Tech Mahindra Limited regarding an open public offer for the shares of Satyam Computer Services Limited, a public limited company organized under the laws of India (avail. April 28, 2009) (the "**Satyam Letter**").

the Depositary and, to the extent appropriate, the ADS Custodian, in an effort to ensure that the offering materials are received and distributed to holders of Unrestricted ADSs on a timely basis.

- Because the Purchaser will have the right to acquire in excess of a majority of the outstanding Shares under the Purchase Agreements, it is highly unlikely that a third party will make a competing offer.[15] Thus, it is likely that each holder of Shares or Unrestricted ADSs will only be determining whether the price offered by the Purchaser represents that which the holder is willing to sell its Shares or Unrestricted ADSs, respectively, or whether it prefers to retain its Shares or Unrestricted ADSs.

For the foregoing reasons, we respectfully request the Staff grant exemptive relief with respect to Rule 14e-1(a) to permit the Open Offer to be held open for a period of 20 calendar days in accordance with applicable Indian laws and regulations.

Withdrawal rights[16]

Rule 14d-7(a)(1) under the Exchange Act provides for unlimited withdrawal rights during a tender offer, whereas the Takeover Regulations permit withdrawal only until three working days prior to the expiration of an open offer. However, due to the use of an escrow account into which tendered Unrestricted ADSs will be placed (with the underlying Shares not being tendered until immediately prior to the expiration of the Open Offer), holders of Unrestricted ADSs will have effective withdrawal rights until immediately prior to the expiration of the Open Offer as they will be able to withdraw tendered Unrestricted ADSs from the ADS Escrow Account at any time prior to the time the underlying Shares are tendered by the Depositary, which will be immediately prior to the expiration of the Open Offer. See "Offer Procedures under the Indian Takeover Regulations." In contrast, holders of Shares, including U.S. holders of Shares, will be able to withdraw their tendered Shares until three working days prior to the expiration of the Open Offer. Absent exemptive relief, the Purchaser will face the choice of not complying with the Takeover Regulations or not complying with Rule 14d-7(a)(1).

We respectfully submit that the important policy considerations underlying mandatory withdrawal rights under by Rule 14d-7(a)(1) are not implicated by the Open Offer. Specifically:

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[15] Under the Purchase Agreements, the Sellers must sell their Shares to the Purchaser even if a higher offer is presented by a third party. As there is no requirement that a minimum amount of Shares be tendered in the Open Offer, the number of Shares actually tendered will not have any impact on the change of control transaction between the Sellers and the Purchaser. Therefore, it is highly unlikely that a third party will make a competing offer for a minority position in Patni.

[16] The Staff has previously granted exemptive relief from Rule 14d-7(a)(1) under the Exchange Act for limited withdrawal rights in a tender offer for an Indian company. See the Satyam Letter and the letter from Panatone Finvest Ltd regarding an open public offer for the shares of Videsh Sanchar Nigam Limited, a company organized under the laws of India (avail. May 6, 2002) (the "**VSNL Letter**").

- Holders of Unrestricted ADSs, including U.S. holders, will effectively have withdrawal rights for the entire Open Offer period with respect to their Unrestricted ADSs as described above.

- Because it is very unlikely that any third party would be pursuing a competing offer, there is less of a need to preserve the ability of shareholders to withdraw until the expiration of the Open Offer previously tendered Shares in response to a competing open offer.

- Indian law prohibits the Purchaser from reducing the price per Share being offered or the number of Shares it will accept in the Open Offer. There is thus no need to preserve the ability of shareholders to withdraw until the expiration of the Open Offer previously tendered Shares in response to an adverse change in the terms of the Open Offer.

We believe, therefore, that it is appropriate for the Staff to grant exemptive relief with respect to Rule 14d-7(a)(1) to permit the Open Offer to be made with the limited withdrawal rights described herein in accordance with the Takeover Regulations.

Payment in Compliance with Indian Law and Regulation and in Accordance with Indian Practice[17]

Rule 14e-1(c) under the Exchange Act states that "... no person who makes a tender offer shall ... fail to pay the consideration offered ... promptly after the termination ... of a tender offer." While "promptly" has not been defined by the SEC, under market practice "promptly" has generally meant within three business days of the expiration of the tender offer.

We understand from Indian counsel that Regulation 22(12) under the Takeover Regulations requires that payment for tendered shares be made within 15 days of the expiration of a tender offer, and that payment to all shareholders who are not resident in India must be approved by the Reserve Bank of India, which may cause a delay in the payment of the offer consideration beyond the three business days following expiration of the Open Offer. The Purchaser intends to make payment to all shareholders who tender in the Open Offer at the same time, after payment to tendering shareholders who are not resident in India is approved by the Reserve Bank of India, in order to grant equal treatment to all tendering shareholders in the Open Offer. The Purchaser expects to be able to make payment as soon as practicable following the expiration of the Open Offer and in any case within the 15-day period mandated under Indian law. However, because of the likely time required to obtain Reserve Bank of India approval for payment to nonresident shareholders, and because of potential delays in making the necessary proration calculations in the event that more than 20% of the outstanding Shares of Patni are tendered, the Purchaser does not expect to be able to make payment within three business days following expiration of the Open Offer.

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[17] The Staff has previously not recommended that the Commission take enforcement action in respect of the prompt payment requirements of Rule 14e-1(c) under the Exchange Act in a tender offer for an Indian company. See the VSNL Letter.

We believe, therefore, that it is appropriate for the Staff to confirm that it will not recommend that the Commission take enforcement action with respect to Rule 14e-1(c) to allow the payment of the offer consideration under the Open Offer to be made in accordance with Indian law and practices.

Conclusion

Exemptive relief and a confirmation that the Staff will not recommend that the Commission take enforcement action are necessary with regard to certain rules under the Exchange Act that will apply to the Open Offer in the United States, which conflict with Indian laws relating to any mandatory cash tender offer, including the following requirements under the Exchange Act rules: (a) the 20-business day minimum tender offer period requirement; (b) the requirement that there be no limitation on the ability of shareholders to withdraw tendered securities prior to the expiration of the offer period; and (c) the prompt payment requirement.

For the reasons discussed above, we believe that the exemptive relief requested and the confirmation that the Staff will not recommend that the Commission take enforcement action are necessary, appropriate and in the interests of holders of Shares and Unrestricted ADSs. The exemptive relief requested and confirmation that the Staff will not recommend that the Commission take enforcement action will also enhance comity between SEBI and the SEC. Accommodation by the Staff through exemptive relief and the confirmation that the Staff will not recommend that the Commission take any enforcement action will enable the Purchaser to complete the Open Offer as contemplated, while at the same time enabling the U.S. holders of Shares and Unrestricted ADSs to have a liquidity opportunity at the same price and on also otherwise the same terms as provided to non-U.S. holders.

In accordance with Release No. 33-6269 (December 5, 1980), we enclose herewith seven conformed copies of this letter. In view of the tight timetable, we respectfully request that the Commission grant the above-mentioned exemptive relief and provide confirmation that the Staff will not recommend that the Commission take any enforcement action as soon as possible. If you have any questions or require any additional information, please do not hesitate to contact Joshua N. Korff at (212) 446-4943 or Michael Kim at (212) 446-4746 of Kirkland & Ellis LLP.

Thank you for your consideration of these matters.

Sincerely,



Joshua N. Korff
Kirkland & Ellis LLP

CC: Mark S. Bergman
David K. Lakhdhir

KHAITAN & CO

One Indiabulls Centre, 13th Floor
841 Senapati Bapat Marg
Elphinstone Road, Mumbai (Bombay) 400 013, India
T: +91 22 6636 5000 F: +91 22 6636 5050
E: mumbai@khaitanco.com

KHAITAN & CO
Advocates
Estd
1911

9 February 2011

U.S. SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549

ATTENTION:
MICHELE M. ANDERSON, CHIEF
CHRISTINA E. CHALK, SENIOR SPECIAL COUNSEL
MELLISSA C. DURU, SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
DIVISION OF CORPORATION FINANCE

Re: **Partial Tender Offer for Shares of Patni Computer Systems Limited**

Ladies and Gentlemen:

We refer to the letter, dated February 9, 2011 (the ***"Letter"***), sent to the US Securities and Exchange Commission (the ***"SEC"***) by Joshua N. Korff, a partner of the firm Kirkland & Ellis LLP, on behalf of iGate Corporation, a Pennsylvania corporation, Pan-Asia iGATE Solutions, a company incorporated under the laws of Mauritius, and iGATE Global Solutions Limited, a company organized under the laws of India (collectively, the **"Purchaser"**) with respect to mandatory cash tender offer to purchase the shares of Patni Computer Services Limited, a public limited company organized under the laws of India (the ***"Company"***), referred to as public offer under Indian Law (the ***"Open Offer"***). In the Letter, the Company and the Purchaser requested that the staff of the Division of Corporation Finance of the SEC grant exemptive relief to the Company and the Investor from certain rules under the Securities Exchange Act of 1934, as amended, that may be applicable to the Company and the Purchaser when the Purchaser, following the acquisition of shares of the Company, makes an Open Offer.

We are acting as the Indian legal advisers to the Purchaser in connection with the Open Offer. We understand that in connection with the Letter the SEC has requested a letter confirming the statements relating to **Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 ("Takeover Regulations")** as set out in the Letter (the ***"Indian Statements"***). A copy of the Letter is attached hereto.

We have reviewed the Letter and confirm that the Indian Statements are fair, accurate and complete summaries of the Takeover Regulations.

We note the following:

(a) The Indian Statements consist of summaries of relevant matters of Takeover Regulations and should not be construed as a comprehensive description of all law, rules and regulations.

(b) Except as set out below, this letter may not be reproduced, referred to or quoted in any offering materials, disclosure materials or printed matter.

Bangalore : Sunrise Chambers, 22 Ulsoor Road, Bangalore 560 042, India T: +91 80 4339 7000 F: +91 80 2559 7452 E: bangalore@khaitanco.com
Kolkata : Emerald House, 1B Old Post Office Street, Kolkata 700 001, India T: +91 33 2248 7000 F: +91 33 2248 7656 E: kolkata@khaitanco.com
New Delhi : 801 Ashoka Estate, 24 Barakhamba Road, New Delhi 110 001, India T: +91 11 4151 5454 F: +91 11 4151 5318 E: delhi@khaitanco.com

(c) We consent to this letter being attached to the Letter.

(d) This letter is limited to matters of Indian law, regulation and practice as applied by the Indian regulatory authorities and Indian courts and published and in effect on the date of this letter. We are members of the Bar Council of India and, in rendering this letter, we do not pass (expressly or by implication) on the laws of any jurisdiction other than India.

Yours faithfully,



Khaitan & Co
Advocates, Solicitors, Notaries, Patent & Trademark Attorneys
One Indiabulls Centre,
13th Floor, 841 Senapati Bapat Marg,
Mumbai 400 013, India